Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
	(In thousands, except ratio amounts)
Earnings:
Net loss	$(8,748)	$(20,791)	$(22,681)	$(23,863)	$(18,250)	$(22,018)
Add: Fixed charges	237	485	663	4,039	202	127

Earnings as defined	$(8,511)	$(20,306)	$(22,018)	$(19,824)	$(18,048)	$(21,891)

Fixed Charges:
Interest expense	$37	$299	$513	$3,887	$—	$—
Amortization of debt discount	133	76	11	2	—	—
Estimated interest portion of rental expense	67	110	139	150	202	127

Total fixed charges	$237	$485	$663	$4,039	$202	$127

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of our net loss for the period plus fixed charges. We had no capitalized interest during any period. Fixed charges consist of interest expense on debt outstanding, amortization of debt discount, and an estimate of the interest portion of rental expense. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. Earnings were insufficient to cover fixed charges by $8.7 million in 2007, $20.8 million in 2008, $22.7 million in 2009, $23.9 million in 2010, $18.3 million in 2011, and $22.0 million in the first six months of 2012.